UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **July, 2008**

Commission File No. **0-29320**

Gamecorp Ltd.
(Exact name of Registrant as specified in its charter)

**144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7**
(Address of principal executive offices)

Eiger Technology, Inc
(Former name, if changed since last report.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____

SUBMITTED HEREWITH

Exhibits

99.1   Press Release Dated July 8, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamecorp Ltd.

Date: July 9, 2008

By: /s/ Gary N Hokkanen

Name: Gary N. Hokkanen

Title: Chief Financial Officer

Exhibit 99.1

GAMECORP ANNOUNCES NEW U.S. TRADING SYMBOL

Toronto, Ontario – July 8, 2008 - Gamecorp Ltd. (CNQ: GAME, OTCBB: ETIFF) ("Gamecorp" or the "Company") announces that the NASDAQ has approved the necessary documentation to process the Company's one-for-ten share consolidation and its name change from "Eiger Technology, Inc." to "Gamecorp Ltd.". The NASDAQ has allocated a new trading symbol "GAIMF" to replace the existing symbol "ETIFF". The new symbol and reverse split of Gamecorp common stock will be effective at the NASDAQ open of business on July 9, 2008.

Gamecorp Ltd., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Gamecorp's current expectations. These statements involve risks and uncertainties including, without limitation, Gamecorp's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Gamecorp Ltd.
Telephone: (416) 477-5656, Ext. 301